1/2 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES A REPURCHASE PROGRAM OF ITS SHARES Amsterdam, 23 August 2024 Ferrovial (Ticker: “FER”) announces that, in accordance with the authorization granted by the company’s general meeting held on 11 April 2024 under agenda item 8, it has resolved to implement a repurchase program of its shares (the “Program”), to be carried out in accordance with the applicable regulations. The Program will have the following characteristics: (i) Purpose: To repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of shares in the market, or cancelling the repurchased shares). (ii) Maximum investment: EUR 300,000,000. In no case may the number of shares to be acquired exceed 30 million shares, representing 4.1% approximately of the Ferrovial’s issued share capital as of the date thereof. (iii) Price and volume conditions: The shares will be acquired in accordance with the relevant authorization of the Company's general meeting. Although the Program is not a buyback program that benefits from the exemption provided for in article 5(1) of Regulation (EU) No. 596/2014, of the European Parliament and of the Council, of 16 April, on market abuse, and its developing regulations, on the European markets Ferrovial will not purchase shares at a price higher than the higher of the following amounts: (a) the price of the last independent trade; or (b) the amount corresponding to the highest current independent purchase bid on the trading venue where the purchase is carried out. As regards volume, the Company shall not purchase on any trading day more than 25% of the average daily volume of Ferrovial shares traded on the trading venue on which the purchase is carried out. The average daily volume of the Company's shares for the purposes of the aforementioned calculation will be based on the average daily volume traded in the twenty (20) trading days preceding the date of every purchase. On the U.S. markets, Ferrovial shares would be acquired in accordance with the applicable U.S. federal securities laws, including within the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. (iv) Duration: the Program has been authorized for the period from 26 August 2024 up to 28 February 2025 (both included), without prejudice that the Company may extend its duration in view of the prevailing circumstances and in the interest of the Company and its stakeholders. Likewise, Ferrovial reserves the right to terminate the Program if, prior to that term, it has reached the maximum investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so.

2/2 (v) Disclosures: Any amendments to the Program will be disclosed to the Dutch Authority for the Financial Markets (AFM) and the Spanish National Securities Market Commission (CNMV) (or any other regulatory authority to which, as the case may be, must be disclosed). Transactions under the Program will be disclosed in a detailed and in an aggregated form no later than the end of the seventh daily market session following the date of the execution of the transaction. The aggregated form will indicate the aggregated volume and the weighted average price per day and per trading venue. Transactions under the Program will also be published on the Company’s website. (vi) Broker: Goldman Sachs has been engaged to carry out the purchases under the Program for the period from 26 August 2024 up to 28 February 2025 (both included). Goldman Sachs will make the purchases on the Company's behalf and make all trading decisions independently of Ferrovial.